SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2010

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Market Announcement

Regarding the article published today about the decision of the Superior Court of Justice - STJ concerning our subsidiary Companhia Hidroelétrica do São Francisco – Chesf, we hereby clarify to our shareholders and the market in general that:

On August 17, 2010 the STJ passed a judgement following Chesf's appeal against the decision of the Court of Pernambuco, which ordered Chesf to pay compensation to the contractors CBPO, Mendes Junior and Constran in relation to the construction of the Xingó Hydroelectric Power Plant.  Chesf is awaiting publication of the judgement, in order to apply for recourse.

The Supreme Court upheld the judgement against Chesf but reduced the amount of fees payable to the contractors.

The final value of the judgment depends on certain determination procedures, which are currently being discussed in a specific legal process. The amounts published by the article mentioned earlier are not correct.

Even though Chesf believes the company will obtain a final favorable ruling in this lawsuit, it has registered a reserve for the payment of this compensation in the amount of R$ 409 million.

In accordance with prior decisions of the Superior Court of Justice, we believe that any amount payable arising from this conviction, if confirmed, shall be paid only after the  final and definitive rulings in connection to all outstanding appeals.

Rio de Janeiro, August 19, 2010.

Armando Casado de Araujo

            Chief Financial and Investor Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2010

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.